Exhibit (e)(8)

May 17, 2016

CONFIDENTIAL

Ceres, Inc.

1535 Rancho Conejo Boulevard

Thousand Oaks, CA 91320

Attention: Cheryl Morley

Re: Exclusivity Agreement

Dear Ms. Morley:

1.

This letter agreement, upon your execution and delivery of a copy hereof to Land O’ Lakes, Inc., a Minnesota cooperative corporation (“LOL”), shall constitute a binding agreement (this “Exclusivity Agreement”) between LOL and Ceres, Inc., a Delaware corporation (the “Company”), in connection with a possible purchase by LOL (or an entity designated by LOL) of all of the shares of capital stock (and all warrants, options and other derivative securities for the acquisition of shares of capital stock) of the Company on the terms set forth in LOL’s letter dated May 12, 2016 (the “Possible Transaction”).

2A.

For good and valuable consideration (including the significant time, effort and out-of-pocket expenses borne and to be borne by LOL in connection with due diligence and negotiations undertaken and to be undertaken in respect of the Possible Transaction), the receipt and sufficiency of which are hereby acknowledged, following execution of this Agreement by the Company, and until 11:59 p.m. (Central Time) on the date that is 30 days following the date that a copy of this Agreement which has been executed by the Company is returned to LOL (as such period may be further extended by mutual agreement of the parties, the “Exclusivity Period”), the Company shall not (and the Company shall cause each of its subsidiaries and use its best efforts to cause its Representatives (as defined below) not to), directly or indirectly, solicit, initiate, knowingly encourage or knowingly facilitate the submission or an announcement of any Company Competing Proposal (as defined below) or the making of any inquiry, offer or proposal that could reasonably be expected to lead to any Company Competing Proposal or, except as otherwise specifically provided for in this Exclusivity Agreement:

i.	participate in any negotiations regarding any Company Competing Proposal;

ii.

afford any Person (as defined below) access to the business, properties, assets, employees, officers, directors, books or records of the Company or any of its subsidiaries, or furnish to any Person any non-public information relating to the Company or any of its subsidiaries, in each case, in connection with any Company Competing Proposal or any inquiry, offer or proposal that could reasonably be expected to lead to any Company Competing Proposal;

iii.	engage in discussions with any Person with respect to any Company Competing Proposal or any inquiry, offer or proposal that could reasonably be expected to lead to any Company Competing Proposal;

iv.	waive, terminate, modify or release any Person from any provision of or grant any permission, waiver or request under, or fail to enforce, any “standstill” or similar agreement or obligation;

v.	approve any transaction under, or any Person becoming an “interested stockholder” under, Section 203 of the DGCL;

vi.

enter into any letter of intent, agreement in principle, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other contract relating to, or any agreement or commitment contemplating or otherwise providing for, any Company Competing Proposal;

vii.	approve, endorse, adopt or recommend, propose publicly to approve, endorse, adopt or recommend, or fail to timely recommend against, any Company Competing Proposal; or

viii.	resolve, propose or agree to do any of the foregoing.

2B.

The Company shall immediately cease, and during the Exclusivity Period shall suspend (and shall cause each of its subsidiaries and use its best efforts to cause its Representatives to cease and suspend) (A) any and all discussions or negotiations with any Person conducted heretofore with respect to any Company Competing Proposal and (B) the access of any Person to the electronic data room hosted by Merrill Corporation.

2C.

If, at any time during the Exclusivity Period, the Company receives from any Person a bona fide, unsolicited, written Company Competing Proposal not resulting from or arising out of a breach of this Exclusivity Agreement which the Company’s board of directors or a duly authorized committee thereof determines, in good faith, after consultation with the Company’s outside legal and financial advisors, constitutes, or would reasonably be expected to result in, a Company Superior Proposal (as defined below), then (X) the Company shall promptly (but in no event later than 24 hours after such determination) notify LOL in writing of the determination made by the Company’s board of directors or a duly authorized committee thereof, (Y) the restrictions set forth in clauses (i)-(viii) of the Section 2A of this Exclusivity Agreement and the restrictions set forth in Section 2B of this Exclusivity Agreement shall not apply to such Company Competing Proposal and the Person making such Company Competing Proposal and (Z) the restrictions in Section 16 of the Confidentiality Agreement (as defined below) shall no longer apply to LOL.

2D.

Notwithstanding anything herein to the contrary, the restrictions contained in this Exclusivity Agreement shall not apply to a Persephone Divestiture Transaction (as defined below); provided, however, that the Company agrees that it shall not enter into a definitive agreement with respect to any Persephone Divestiture Transaction during the Exclusivity Period without the prior written consent of LOL.

2E.

“Company Competing Proposal” means any proposal or offer made by a Person or group (other than a proposal or offer by LOL or any of its subsidiaries) at any time, including any amendment or modification to any proposal or offer, with respect to any transaction or series of related transactions involving (i) any merger, consolidation, spin-off, share exchange (including a split-off) or business combination, joint venture or similar transaction involving the Company or any of its subsidiaries representing 20% or more of the consolidated assets or annual revenues of the Company and its subsidiaries, taken as a whole, (ii) any sale, lease, exchange, mortgage, transfer, license (other than licenses in the ordinary course of business), or other disposition of 20% or more of the consolidated assets (including the equity of the Company’s subsidiaries) of the Company and its subsidiaries, taken as a whole (measured by the lesser of book or fair market value thereof), (iii) any purchase or sale of shares of capital stock or other securities representing 20% or more of the voting power of the capital stock of the Company, including by way of a tender offer or exchange offer, (iv) any extraordinary dividend, reorganization, recapitalization, liquidation or dissolution of the Company or (v) any other transaction having a similar effect to those described in clauses (i) through (iv).

2F.

“Company Superior Proposal” means a Company Competing Proposal (with references to 20% being deemed to be replaced with references to 50%) which (i) the Company’s board of directors or a duly authorized committee thereof, determines in good faith after consultation with the Company’s outside legal and financial advisors, and after taking into account all financial, legal, regulatory, and other aspects of such Company Competing Proposal, to be more favorable to the stockholders of the Company from a financial point of view than the proposal described in the letter, dated May 12, 2016, submitted by LOL to the Company (as subsequently modified, amended or supplemented) taking into account all relevant factors (including the all the terms and conditions of such Company Competing Proposal), and (ii) would reasonably be expected to be completed on the terms proposed.

2G.

“Persephone Divestiture Transaction” means any sale, lease, exchange, transfer, license, or other disposition relating solely to the assets (including intellectual property assets, out-licensing agreements, employees and contractors) of the Company and its subsidiaries that are used exclusively in the conduct of the Company’s Persephone software business.

2H.

“Person” means a natural person, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, governmental entity or other entity or organization other than, in each case, LOL or any subsidiary of LOL.

2I.

“Representatives” means the directors, officers, employees, consultants, financial advisors, accountants, legal counsel, investment bankers and other agents, advisors and representatives of the Company and its subsidiaries.

3.

Each of the Company and LOL acknowledges its obligations under the terms of that certain Confidentiality Agreement (the “Confidentiality Agreement”) dated February 24, 2016, between the Company and LOL, and each confirms that such agreement remains in full force and effect in accordance with its terms.

4.

It is understood and agreed that money damages may not be a sufficient remedy for any breach of this Exclusivity Agreement. Without prejudice to the rights and remedies otherwise available to it, either party shall be entitled to seek injunctive or other equitable relief if a party or any Representative breaches any of the provisions of this Exclusivity Agreement. Neither party shall be required to obtain or furnish any bond or similar instrument, or to prove the inadequacy of monetary damages, in connection with or as a condition to obtaining or seeking any such remedy. Without limiting the foregoing, the Company understands, and acknowledges and agrees, that any breach of the obligations set forth in this Agreement by any of its subsidiaries or any Representatives of the Company shall be deemed to be a breach of this Agreement by the Company.

5.

Unless and until a definitive agreement regarding the Possible Transaction has been executed and delivered by the parties hereto, neither party hereto shall be under any legal or equitable obligation, or have any other liability to the other party of any nature whatsoever, with respect to the Possible Transaction, other than as set forth herein or in the Confidentiality Agreement.

6.	This Agreement and the Confidentiality Agreement together constitute the entire agreement between the parties concerning the subject matter hereof and thereof.

7.

No amendment, modification, or waiver of any provision of this Exclusivity Agreement shall be effective unless in writing and signed by both parties. The waiver by either party of a breach of or a default under any provision of this Exclusivity Agreement shall not be construed as a waiver of any subsequent breach of or default under the same or any other provision of this Exclusivity Agreement, nor shall any delay or omission on the part of either party to exercise or avail itself of any right, power, privilege, or remedy that it has or may have hereunder operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any further exercise of any such right, power, privilege, or remedy hereunder.

8.

This Exclusivity Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without regard for conflicts of laws principles, and each of the parties hereby irrevocably submit to the jurisdiction of the federal and state courts of the State of Delaware in respect of any action or proceeding arising out of or relating to the matters contemplated herein.

(Signature Page Follows)

Please confirm your agreement with the foregoing by signing a copy of this Exclusivity Agreement where indicated below and returning the same to the undersigned.

Sincerely yours,

LAND O’ LAKES, INC.

By:	/s/ Barry Wolfish
Barry Wolfish
Vice President, Mergers, Acquisitions and Ventures

This Exclusivity Agreement is accepted and agreed as of May 17, 2016:

CERES, INC.

By:	/s/ Richard Hamilton
Name: Richard Hamilton
Title: Chief Executive Officer

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